Exhibit 99.13(c)(6)

Aberdeen Global Income Fund, Inc.

NYSE: FCO Cusip: 003013109

1900 Market Street, 2nd Floor

Philadelphia, PA 19103

DISTRIBUTION NOTICE

Aberdeen Global Income Fund, Inc. (NYSE: FCO) (the “Fund”), a closed-end fund, today announced that it paid on April 30, 2021, a distribution of US$0.07 per share to all shareholders of record as of April 23, 2021 (ex-dividend date April 22, 2021).

The Fund’s distribution policy is set to provide investors with a stable monthly distribution out of current income and, to the extent necessary, paid-in capital. Return of paid-in capital includes distributions paid by the Fund in excess of its net investment income and net realized capital gains and such excess is distributed from the Fund's assets. A return of capital is not taxable; rather, it reduces a shareholder's tax basis in his or her shares of the Fund.   The Fund is required to distribute realized net capital gains, if any, on an annual basis, which may be deemed part of a distribution where possible.

Under U.S. tax rules applicable to the Fund, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related Rules, the Fund may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following table sets forth the estimated amounts of the sources of the distribution for purposes of Section 19 of the 1940 Act and the Rules adopted thereunder. The table has been computed based on generally accepted accounting principles. The table includes estimated amounts and percentages for this distribution and for the cumulative distributions paid relating to fiscal year to date (11/01/2020 – 03/31/2021), from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated composition of the distributions may vary from month to month because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

	Estimated Amounts of Current Quarterly Distribution per share ($)	Estimated Amounts of Current Quarterly Distribution per share (%)	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share ($)	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share (%)
Net Investment Income	$0.0266	38%	$0.1596	38%
Net Realized Short-Term Capital Gains*	$0.0007	1%	$0.0042	1%
Net Realized Long-Term Capital Gains	-	-	-	-
Return of Capital	$0.0427	61%	$0.2562	61%
Total (per common share)	$0.0700	100%	$0.4200	100%

*includes currency gains

The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

As of March 31, 2021, after giving effect to this payment, the Fund estimates it has a net deficit of $6,031,000. A net deficit results when the Fund has net unrealized losses that are in excess of any net realized gains that have not yet been distributed.

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distribution.

The amounts and sources of distributions reported are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions in 2021 will be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers: Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Aberdeen Standard Alternative Funds Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.